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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                                       Subject Company: VGS Inc.
                                                     Registration No.: 333-92016



[PGS LOGO]                                                        [VERITAS LOGO]



                     VERITAS DGC AND PETROLEUM GEO-SERVICES
                    SIGN SECOND AMENDMENT TO MERGER AGREEMENT


HOUSTON, TX AND OSLO, NORWAY - JULY 22, 2002 - Veritas DGC Inc. ("Veritas") (NYSE & TSE: VTS) and Petroleum Geo-Services ASA ("PGS") (NYSE: PGO, OSE: PGS) today announced that the two companies have signed an amendment to their pending merger agreement to combine the two companies. Veritas and PGS said that as a result of receiving notification from the staff of the Securities and Exchange Commission ("SEC") that the Form S-4 registration statement and proxy statement for the transaction would not be reviewed, the parties agreed to postpone a five business day period during which either side could terminate the transaction from a period tied to finalizing the SEC review and comment process to the five business days ending August 15, 2002.

The amendment announced today relates to the parties' right to terminate the transaction upon a payment of $7.5 million, if one of the following events has not occurred: a) sale of the Atlantis subsidiary for at least $195 million; or
b) receipt of a commitment for the placement or sale of equity or equity-linked securities that will yield proceeds to the new company of at least $200 million; or c) sale by PGS of other assets for at least $200 million, or d) a combination of equity commitments or asset sales of at least $200 million. Consequently, if neither party elects to exercise its termination right, the transaction will proceed even though none of the above events has occurred. In that case, the mailing of the relevant disclosure materials to the shareholders of Veritas and PGS would be made shortly after August 15, 2002. The transaction remains conditioned upon, among other things, the approval of a majority of Veritas shareholders, listing of the new holding company's shares on the NYSE and customary regulatory approvals, most of which have already been obtained. The transaction also requires 90 percent of PGS shareholders to exchange their shares for the new holding company's shares.

Commenting on the amendment, CEOs Dave Robson of Veritas and Reidar Michaelson of PGS, "While we are pleased with the SEC's early response, the companies have not yet had adequate time to explore the availability to the combined company of additional financial resources. To this end, we are currently evaluating several financing alternatives. While we have made great progress thus far, we have not finalized our plans. Therefore, both managements felt it prudent to extend the decision period until August. We remain convinced that the industrial logic behind this combination is extremely positive to both our companies."

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These



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services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

In connection with the proposed combination transaction, Veritas and a newly formed holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and the new holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by Veritas, PGS and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from Veritas or PGS by calling Veritas at (832) 351-8821 or PGS at (281) 589-7935.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. Factors discussed in PGS' and Veritas's periodic filings with the SEC, including their Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, could cause actual results to differ materially from those described in the forward-looking statements. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                      # # #

VERITAS CONTACTS:
Matthew Fitzgerald, SVP, CFO and Treasurer
Rene VandenBrand, VP Business Development
Mindy Ingle, Investor Relations
Phone: 832-351-8821

PGS CONTACTS:
J. Chris Boswell, SVP & CFO
Sam R. Morrow, SVP Finance & Treasurer
Phone:  281-589-7935

Dag W. Reynolds, Director European IR
Phone:  +47 67 52 66 00